Postal Realty Trust, Inc.

75 Columbia Avenue

Cedarhurst, New York 11516

October 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Paulemon

Re:	Acceleration Request of Postal Realty Trust, Inc.

Registration	Statement on Form S-3 (File No. 333-275134)
CIK	No. 0001759774

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Postal Realty Trust, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Eastern time, on October 30, 2023, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Jim Davidson at (804) 356-0486.

Thank you for your attention to this matter.

Very truly yours,

POSTAL REALTY TRUST, INC.

By:	/s/ Andrew Spodek
Andrew Spodek
Chief Executive Officer and Director